April 14, 2009
VIA ELECTRONIC TRANSMISSION
Mr. John M. Ganley
Division of Investment Management
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re: Preliminary Proxy Materials for Performance Funds Trust (“Registrant”),
File Nos. 33-46488; 811-6603
Dear Mr. Ganley:
Our responses to your comments received on April 10, 2009 regarding Registrant’s preliminary proxy statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on April 3, 2009 are as follows:

1.	Comment:	Provide an explanation of the reason for the Performance Funds LifeStyle Series closing within the Definitive Proxy Statement.

	Response:	Registrant will revise the first full paragraph on Page 3 as follows (new language is written in bold italics):
PROPOSAL-LIQUIDATION OF THE PORTFOLIOS
     The Portfolios commenced operations on August 4, 2003. The Portfolios, each of which is a “fund of funds,” invest primarily in Institutional Class Shares of the Trust’s Equity Funds (the Strategic Dividend Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund and the Leaders Equity Fund), Bond Funds (the Short Term Government Income Fund and the Intermediate Term Income Fund) and Money Market Funds (the Money Market Fund and U.S. Treasury Money Market Fund). Each of the Portfolios allocates periodically its assets among the Equity Funds, Bond Funds and Money Market Funds within predetermined ranges in accordance with such Portfolio’s investment objective and principal investment strategies. In light of the Portfolios’ operating history since inception, the Trustees, including all of the independent Trustees (as defined by the 1940 Act), after having considered alternatives to liquidation, determined that the liquidation of the Portfolios was in the best interests of the Portfolios and

Performance Funds Trust-Preliminary Proxy Materials Filed on April 3, 2009 Page 2 of 2	2
their shareholders and unanimously approved the liquidation of the Portfolios. In reaching its determination, the Board cited that the Investment Adviser does not believe that it can continue to conduct the business and operations of the Portfolios in an economically efficient manner following the lack of sales and asset growth of the Portfolios.

Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.
Should you have any questions or comments regarding the above, please contact the undersigned at (617) 824-1215.
Sincerely,
/s/ Curtis W. Barnes
Curtis W. Barnes
Secretary to Registrant
cc: Michael P. Malloy, Esq.